Acorns Securities, LLC (SEC ID 008-69294)
Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm
For the Year Ended September 30, 2020

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 (MM/DD/YY) AND ENDING 9/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acorns Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5300 California Avenue
(No. and Street)

Irvine	CA	92617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colin Lam 949-438-4245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th Street, Ste 2700	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colin Lam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acorns Securities, LLC, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

 11/25/2020

Signature

Financial and Operations Principal
Title

Notary Public

SEE ATTACHED

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo)

On NOVEMBER 25, 2020 before me, D. Cooper, Notary Public
(insert name and title of the officer)

personally appeared COLIN LAM,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

D. COOPER
COMM. # 2273950
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
MY COMM. EXP. JAN. 3, 2023

Signature [signature] **(Seal)**



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Acorns Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acorns Securities, LLC (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

November 25, 2020

We have served as the Company's auditor since 2020.

Acorns Securities, LLC
Statement of Financial Condition
September 30, 2020

Assets		
Cash and cash equivalents	$	996,402
Cash segregated under regulations		1,725,256
Receivable from clearing firm		46,890,513
Securities held at clearing firm		928,880
Receivable from affiliates		269,696
Prepaid expenses		54,756
Deposit at clearing firm		50,000
Equipment		8,877
Total assets	$	50,924,380
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	622,896
Payable to customers		46,164,419
Payable to affiliates		128,859
Total liabilities		46,916,174
Commitments and contingencies		
Member's Equity		
Member's equity		4,008,206
Total member's equity		4,008,206
Total liabilities and member's equity	$	50,924,380

The accompanying notes are an integral part of this statement of financial condition.

1

Acorns Securities, LLC
Notes to the Statement of Financial Condition
September 30, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Acorns Securities, LLC (the "Company") was organized in the State of Delaware on April 9, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Acorns Grow Incorporated. (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(a)(1)(ii), the Company maintains subaccounts pursuant to an omnibus arrangement with a clearing firm. The Company also transmits block trade and other orders placed by its affiliated investment adviser, Acorns Advisers, LLC ("Advisers").

Summary of Significant Accounting Policies

The presentation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company does not actively trade securities of its own except to effect customer transactions. Securities held by the Company are traded on major stock exchanges and stated at market value.

Equipment is stated at cost. Depreciation is provided on a straight-line basis using estimated life of 3 years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

In connection with Accounting Standards Codification ("ASC") No. 2019-11, Leases (Topic 842), the Company has a sublease arrangement with its Parent whereby the Company rents office space from the Parent for a monthly fee. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

The Company operates in one segment, based on similarities in economic characteristics between its operations, the common nature of its services and the regulatory environment under which it operates.

Recent Accounting Pronouncement

The Company has elected to early adopt ASU No. 2019-12, Simplifying Accounting for Income Taxes (Topic 740) as the Company is a Single Member LLC and Disregarded Entity which is not subject to and does not pay federal, state, or local taxes.

NOTE 2: CASH SEGREGATED UNDER SECURITIES REGULATIONS

At September 30, 2020, cash of $1,725,256 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 3: DEPOSITS AT CLEARING FIRM

The Company has an omnibus account trading agreement with a clearing firm, RBC Capital Markets, in order to execute trades on behalf of the clients of its affiliated adviser, Acorns Advisers, LLC. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance on deposit at September 30, 2020 was $50,000.

NOTE 4: FAIR VALUE OF SECURITIES OWNED

We apply fair value accounting for all financial instruments that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts receivable, and accounts payable, it is estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at fair value on a non-recurring basis at September 30, 2020. All securities held by the Company were exchange-traded funds. The following table presents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at September 30, 2020:

Assets	Level 1	Level 2	Level 3
Securities held at clearing firm, at fair value	$ 928,880	$ -	$ -
Totals	**$ 928,880**	**$ -**	**$ -**

NOTE 5: RECEIVABLE FROM CLEARING FIRM

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing firm on an omnibus basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing firm for losses, if any, which the clearing firm may sustain from carrying securities transactions introduced by the Company. As of September 30, 2020, the receivable from clearing firm was $46,890,513.

NOTE 6: PAYABLE TO CUSTOMERS

Customer payables represent free credit balances from customer funds on deposit, and/or funds accruing to customers as a result of settled trades and other security related transactions. Total customer payables as of September 30, 2020 were $46,164,419.

NOTE 7: EQUIPMENT NET

Equipment	$	25,641
Less: accumulated depreciation		(16,764)
Equipment, net	$	8,877

NOTE 8: RELATED-PARTY TRANSACTIONS

In September 2013, the Company and the Parent entered into a Technology License and Services Agreement whereby the Parent grants to the Company the right and license to utilize technology developed by the Parent for maintaining books and records for Clients and receiving orders from Advisers. As of September 30, 2020, $0 was payable to the Parent.

The Company is affiliated through common ownership with Acorns Advisers, LLC ("Advisers"). During April of 2014, the Company and Advisers entered into a Brokerage and Custodial Services Agreement whereby the Company agrees to establish and maintain an account on its books and records for each client of the Advisers ("Clients"). Accordingly, the Company has established several omnibus accounts for the benefit of Clients which are maintained by another clearing firm. Furthermore, the Company is responsible for instructing the clearing firm to maintain possession or control of investments in these omnibus accounts free of any charge, lien, or claim of any kind in favor of the clearing firm or any person claiming through the clearing firm. The Company is reimbursed for all orders and instructions

obtained by Advisers and $208,419 was receivable by the Company as of year-end. The Company earns fees from Advisers for its services, of which $0 was receivable at year-end. Further, the Company allocates payroll costs to Advisers for services provided by the Company's employee on behalf of the affiliated investment adviser. As of September 30, 2020, $61,277 of payroll costs were receivable from Advisers.

In April 2015, the Company and the Parent entered into an expense sharing agreement whereby the Company agrees to reimburse the Parent payroll, equipment and other incidental expenses paid on behalf of the Company. As of September 30, 2020, $25,795 was payable to the Parent.

In February 2019, the Company and the Parent entered into a sublease agreement whereby the Company agrees to sublease office space from the Parent. As of September 30, 2020, $0 was payable to the Parent.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 9: COMMITMENTS AND CONTINGENCIES

In April 2018, the Company entered into a four-year agreement with a related third-party to provide investor communications services on behalf of the Company. Early termination of this agreement may result in early-termination fees. At this time, management views the possibility of early termination as remote and cannot reasonably estimate the potential termination cost.

In April 2018, the Company entered into a four-year agreement with a third-party to provide omnibus clearing firm services on behalf of the Company. Early termination of this agreement may result in early-termination fees. At this time, management views the possibility of early termination as remote and cannot reasonable estimate the potential termination cost.

NOTE 10: GUARANTEES

Financial Accounting Standards Board ("FASB") ASC Topic 460, Guarantees ("ASC 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2020 or during the year then ended.

NOTE 11: CONCENTRATION OF CREDIT RISK

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor

Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. SEC Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate indebtedness change day to day, but on September 30, 2020, the Company had net capital of $3,531,330 which was $2,601,893 in excess of its required net capital of $929,407.

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